EXHIBIT A.II – ALLOCATION OF NET PROFIT

(as exhibit A to CVM Resolution 81/22)

1. Net profit for the year

Net profit as per corporate law	R$ 15,503,399,889.90

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared

Overall value of dividends and IOC (gross)	R$ 17,401,268,371.80
Overall value of dividends and IOC (net)	R$ 16,840,472,759.11

Overall value of dividends	R$ 13,200,453,184.95
Overall value of IOC (gross)	R$ 4,200,815,186.85
Overall value of IOC (net)	R$ 3,640,019,574.16

Total (dividends + IOC)
Amount per share (considering net IOC)
Common	R$ 1.0737

Amount per share (considering gross IOC)
Common	R$ 1.1141

Dividends
Amount per share	R$ 0.8451
Common

IOC
Amount per share (gross)
Common	R$ 0.2690

Amount per share (net)
Common	R$ 0.2286

3. Percentage of net profit distributed for the fiscal year

Percentage of net profit distributed (considering gross IOC)(1)	70.33%
Percentage of net profit distributed (considering net IOC)(1)	70.33%
(1) The dividends distributed in the period based on profits for the year correspond to R$ 10,903,280,319.95, as shown in Item 6. For information purposes, if the adjusted net profit for the year is considered, as presented in item 14-c, the distributed percentage is 60.62%.

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years

In 2025, R$ 6,497,988,051.85 (R$ 0.4160 per share) were distributed as dividends and (gross) interest on capital based on profit from previous years, of which (i) R$ 2,297,172,865.00 in dividends (R$ 0.1470 per share); and (i) R$ 4,200,815,186.85 in interest on capital (R$0.2690 per share).

It should be noted that such amounts have already been distributed by resolution of the Board of Directors and, therefore, are not subject to the resolution of the Annual Ordinary and Extraordinary General Meeting.

5. State, having deducted the advance dividends and interest on own capital already declared

a)            The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

No additional declaration of dividends or interest on equity is proposed, beyond the interim dividends and interest on capital already declared by the Company’s Board of Directors and disclosed in item 2 above.

b) The manner and period for the payment of dividends and interest on own capital. Not applicable.
c) Possible restatement and interest falling due on dividends and interest on own capital. Not applicable.
d) Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts. Not applicable.

6.       If dividends or interest on own capital have been declared based on profits assessed in balance sheets prepared every six months or in shorter periods:

a) State the amount of the dividends and interest on own capital already declared

b) State the date of the respective payments

Total amount of dividends related to the fiscal year ended on December 31, 2025, declared based on profits assessed in balance sheets prepared every six months or in shorter periods: R$ 10,903,280,319.95, according to the table below:
Resolution Date	Payment Date	Type of Event	Payment (R$ per share)
02/25/2025 05/07/2025 07/30/2025 12/09/2025	04/04/2025 07/07/2025 10/06/2025 12/30/2025	Dividends	0.0959 (1) 0.1280 0.1283 0.3459

(1) As indicated in the minutes of the Board of Directors’ Meeting, the total dividends declared on the respective resolution date amounted to R$0.1276 per share, of which R$0.0959 per share were declared based on the net income for the fiscal year.

There was no declaration of interest on net equity based on profits calculated in half-yearly balance sheets or in shorter periods.

7. Comparative table presenting the following values per share of each type and class
a) Net profit for the fiscal year and the previous three fiscal years (1).
Basic profit per share:	Common (R$)
2025	0.99
2024	0.92
2023	0.92
2022	0.92
Diluted profit per share
2025	0.99
2024	0.91
2023	0.92
2022	0.91

(1) Basic profit per share is calculated by dividing net profit for the year by the weighted average number of shares outstanding during the respective period. The diluted profit per share is calculated by adjusting the net profit of the fiscal year and the weighted average of the number of shares outstanding, to reflect the effect of the conversion of all potential dilutive shares, such as stock options.
b) Dividends and interest on capital distributed during the previous three fiscal years.
Under the corporations’ law (R$)
2024
Type of share:	Common
Dividends	0.4228
IOC (gross)	0.2448
IOC (net)	0.2081
2023
Type of share:	Common
Dividends	0.0000
IOC (gross)	0.7302
IOC (net)	0.6207
2022
Type of share:	Common
Dividends	0.1334
IOC (gross)	0.4702
IOC (net)	0.3996

8. Allocation of profits to the Legal Reserve
The Company's Legal Reserve currently in the amount of R$ 4,456,000.00, plus the amount of capital reserves set forth in Paragraph 1 of article 182 of Law No. 6404/76, exceeded 30% of the capital stock, reason why there is no requirement to allocate any portion of the net profit for the fiscal year ended December 31, 2025 to its composition, as provided by §1 of article 193 of Law No. 6404/76.

9. Fixed or minimum dividends
Not applicable.

10. Mandatory dividend

a) Describe the manner of calculation as provided on the bylaws

Pursuant to §3 of article 41 of the Company’s bylaws, 5% of the net profit for the year will be allocated to the legal reserve, which shall not exceed 20% of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.
The mandatory dividend was fully paid.
c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 41, §3, letter “c” of the Company’s bylaws provides that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with §4 of article 41 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital stock.

b) Identify the amount intended for the reserve.

RESERVE FOR INVESTMENT
Proposed allocation	R$ 6,854,843,618.36
c) Describe how the amount was calculated.

CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	R$ 15,503,399,889.90
Reversal of the effect of revaluing fixed assets using historic cost (1)	R$ 11,823,167.53
Effect of the application of IAS 29/CPC 42 (hyperinflation) (2)	R$ 2,377,265,000.00
Prescribed dividends	R$ 82,351,675.75
Effect relating to the sale of a subsidiary	R$ 11,487,026.25
Adjusted net profit	R$ 17,986,326,759.43
Dividends distributed	R$ 10,903,280,319.95
Interest on capital distributed	R$ 0.00
Subtotal	R$ 7,083,046,439.48
Tax Incentives Reserve	R$ 228,202,821.12
Subtotal	R$ 6,854,843,618.36
Reserve for investments	R$ (6,854,843,618.36)
Outstanding balance to be distributed	-

(1) Refers to the portion of earnings equivalent to the 61.73% equity interest in Companhia de Bebidas das Américas - Ambev originally owned by Anheuser-Busch InBev S.A./N.V., by means of Interbrew International GmbH and of Ambrew S.A.R.L until the contribution of said equity to the capital of the Company, as disclosed in a relevant fact of the Companhia de Bebidas das Américas – Ambev published on May 10, 2013 and described under item 1.1 of the Company’s reference form (“Incorporation of Shares”). The Incorporation of Shares was recognized in the accounting statements for the purposes of disclosure, pursuant to the historic cost method described in section 2.7 of Exhibit A.I of this proposal, but this portion does not belong to the Company.

(2) According to described in Note 3.4 to the consolidated accounting statements of December 2025, on July 1st, 2018, considering that the accrued inflation in the previous three years in Argentina was over 100%, the application of accounting rule and disclosure in highly inflationary economy (IAS 29/CPC 42) is now required.

15. Retention of profits established in the budget
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve b) Explain the nature of the allocation
It is proposed allocating to the Reserve for Tax Incentives a total amount of R$ 228,202,821.12 of which (i) R$ 755,709.86 refer to Corporate Income Tax Reinvestment Incentives granted by SUDENE, pursuant to article 19 of Law No. 8167/91; (ii) R$181,490,461.84 refer to the Corporate Income Tax reduction incentive granted by SUDENE, according to Decree-Law No. 1564/77 and article 3 of Law 9532/97; and (iii) R$ 45,956,649.44 refer to the state ICMS tax incentives received by some of the Company's units. In addition, it is proposed to re-ratify the amounts allocated to the investment reserve and to the incentive reserve at the Annual Ordinary General Meeting held on April 29, 2025 ("AGM 2025"), related to the fiscal year ended in 2024, referring to the Corporate Income Tax reduction tax incentive for said year, so that the amount of R$ 10,339,054,767.31, allocated to the investment reserve at the AGM 2025, should be re-ratified to R$ 10,194,417,186.13, and the amount of R$ 108,125,431.35, allocated for the tax incentive reserve at the AGM 2025, should be re-ratified to R$ 252,763,012.53.

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